September 19, 2018

Christopher Baldwin
Chairman, President and Chief Executive Officer
BJ's Wholesale Club Holdings, Inc.
25 Research Drive
Westborough, MA 01581

       Re: BJ's Wholesale Club Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted September 14, 2018
           CIK No. 0001531152

Dear Mr. Baldwin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products